UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-24116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 N. Cooper St., Ste 400
                        (No. and Street)

Arlington	Texas	76011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Iak   682-305-2868
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
                    (Name – if individual, state last, first, middle name)

325 N. St. Paul St.	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Matthew Iak _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Westmoreland Capital Corporation _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



```
╔══════════════════════════════════╗
║         CISSY SHEA               ║
║  Notary Public, State of Texas   ║
║   Comm. Expires 05-21-2024       ║
║     Notary ID 10378691           ║
╚══════════════════════════════════╝
```

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Westmoreland Capital Corporation

Financial Statements
For the Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (a wholly-owned subsidiary of J.M. Jayson & Company, Inc.) (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201

www.hartgravesllc.com

(214) 738-1998
admin@hartgravesllc.com

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
March 17, 2021

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 865,110
Commissions receivable	1,901,325
Prepaid expenses	354
Total Assets	$ 2,766,789

Liabilities and Shareholders' Equity

Liabilities

Commissions Payable	$ 1,802,322
Accounts payable and accrued expenses	67,119
Accrued payroll and benefits	506,130
Loan payable	163,600
Total Liabilities	2,539,171

Shareholders' Equity

Common stock, $1 par value; 20,000 shares authorized,	
100 shares issued and outstanding	5,500
Additional paid-in capital	405,114
Accumulated income	(182,996)
Total Shareholders' Equity	227,618
Total Liabilities and Shareholders' Equity	$ 2,766,789

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2020

Revenue

Commission income	$	4,666,475
Total Revenue		4,666,475

Expenses

Commission expense	2,776,030
Payroll, payroll taxes, and employee benefits	1,563,969
Due diligence	367,395
Marketing expense	51,630
Insurance expense	1,776
Membership dues & fees	39,120
Professional expense	31,451
Office expense	18,465
Other expense	23,774
Total Expenses	4,873,610
Interest expense	182
Loss before Provision for Income Taxes	(207,317)
Provision for income taxes - current	1,735
Net Income	$ (209,052)

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital		Accumulated Income		Total	
Balance December 31, 2019	$	5,500	$	355,114	$	26,056	$	386,670
Net loss		-		-	(209,052)		(209,052)	
Capital contribution		-		50,000	-		50,000	
		-		50,000	(209,052)		(159,052)	
Balance December 31, 2020	$	5,500	$	405,114	$	(182,996)	$	227,618

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:		
Net loss	$	(209,052)
Depreciation		-
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Decrease (increase) in commission receivable		(407,345)
Decrease (increase) in other receivable		10,000
Decrease (increase) in prepaid expenses		65
Increase (decrease) in commissions payable		210,890
Increase (decrease) in accounts payable and accrued expenses		(11,748)
Increase (decrease) in accrued payroll and benefits		226,240
Total Adjustments		28,102
Net Cash Used In Operating Activities		(180,950)
Cash Flows from Financing Activities:		
Loan payable		163,600
Capital contribution		50,000
Net Cash Used in Financing Activities		213,600
Net Change in Cash and Cash Equivalents		32,650
Cash and Cash Equivalents - Beginning of Year		832,460
Cash and Cash Equivalents - End of Year	$	865,110

The accompanying notes are integral part of these financial statements

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Notes to Financial Statements
December 31, 2020

1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of direct participation program units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables – Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent corporation from the sale of limited partnership interests. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. Management believes that neither of these conditions existed with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes – The Company is included in the consolidated Federal income tax return of its parent corporation and files a stand-alone state income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between the years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ASC 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2020, management determined the Company had no uncertain tax positions which would require adjustment to the financial statements. The Company believes it is no longer subject to income tax examinations for periods prior to 2017.

Advertising – Advertising and marketing costs are expensed as incurred and are included in marketing expense in the accompanying Statement of Operations.

3. REVENUE RECOGNITION – COMMISSION INCOME

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

3. REVENUE RECOGNITION – COMMISSION INCOME (continued)

The Company's commission income resulting from the sale of mutual fund investments and limited partnership interests is recorded upon satisfaction of its performance obligations, which occurs on the trade date. Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of mutual fund investments and limited partnership interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

4. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of limited partnership interests in ventures that the Company's parent corporation or affiliates are involved. During the year ended December 31, 2020, substantially all of the Company's commission income was from the sale of such limited partnership interests.

The Company files a consolidated Federal tax return with its parent corporation. As such, the Company's Federal tax expense or benefit is recorded as "due to/from parent" account in the accompanying Statement of Financial Condition. During the year ended December 31, 2020, the Company recognized no Federal tax expense.

The Company is a party to a Shared Service Agreement with a related party, US Energy Development Corporation, Inc. (USE), to reimburse that entity for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the year ended December 31, 2020:

Payroll and benefits	$ 13,202
Rent	7,360
Office	2,215
Telephone	3,418
Other	4,406
	$ 30,601

At December 31, 2020, accounts payable and accrued expenses in the accompanying statement of financial condition included $2,506 owed to USE.

The Company is a party to a Discretionary Contribution Agreement with USE to reimburse that entity for costs incurred in the general marketing of its offerings, which indirectly benefit Westmoreland Capital Corporation. Whether to contribute toward these expenses is the sole discretion of the Company based on a number of factors. The total amount of discretionary contribution amounted to $0 for the year ended December 31, 2020.

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Notes to Financial Statements
December 31, 2020

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $460,889, which was $328,682 more than its required net capital of $132,207, and a ratio aggregate indebtedness to net capital of 4.3 to 1.

6. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent corporation have been recognized as a "due to/from parent company" in the accompanying Statement of Financial Condition and paid as applicable. The consolidated group anticipates no Federal tax will be payable for 2020.

The provision for income taxes consisted of the following for the year ended December 31, 2020:

Current:	
Federal	$ 0
State	2,610
	2,610
Deferred:	
Federal	-
State	-
	-
	$ 2,610

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows for the year ended December 31, 2020:

Expected income tax expense at U.S. statutory tax rate	$ 0

The effect of:

State minimum income taxes, net of U.S. Federal benefit	1,735
Other, net	875
	$ 2,610

At December 31, 2020, the Company had approximately $242,752 of Federal (calculated on a separate entity basis) and New York State net operating loss carryforwards which will expire in 2039.

7. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

During the year ended December 31, 2020, the Company realized commission revenue from the sale of limited partnership units in two programs sponsored by USE, which are: USEDC 2020 Drilling Fund LP and the USEDC Opportunity Zone Fund I LP. Commission income from these placements amounted to 100% of the Company total revenue, in the following order: 96%, and 4% respectively. At December 31, 2020, accounts receivable in the accompanying Statement of Financial Condition represented amounts due from USE as a result of these sales.

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	227,618
Add:		
Other additions or allowable credits		556,068
Total capital and allowable subordinated liabilities		783,686
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(322,797)
Net capital before haircuts on securities positions		460,889
Haircuts on securities(computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	460,889

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Commissions Payable	$	1,802,322
Accounts payable and accrued expenses		17,119
Accrued payroll and benefits		144,130
Loan payable		19,532
Total aggregate indebtedness	$	1,983,103

Continued on next page

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	132,207
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	132,207
Net capital in excess of required minimum	$	328,682
Excess net capital less 10% of aggregate indebtedness	$	262,579
Ratio: Aggregate indebtedness to net capital		4.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Net Capital per the Company's FOCUS Report (unaudited)	$	723,437
Decrease in federal tax expense		(157)
Increase in other operating expense		3,959
Decrease in other additions and/or allowable credits		(70,000)
	$	649,635

WESTMORELAND CAPITAL CORPORATION
EXEMPTION REPORT
DECEMBER 31, 2020

Westmoreland Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) act as an underwriter or selling group participant (2) acts as a broker or dealer selling oil and gas interests (3) and the private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.



Matthew Iak
President

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Westmoreland Capital Corporation (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to acting as an underwriter or selling group participant, acts as a broker or dealer selling oil and gas interests and the private placement of securities. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westmoreland Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
March 17, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201

www.hartgravesllc.com

(214) 738-1998
admin@hartgravesllc.com

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).